Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 9, 2024

VIA EDGAR TRANSMISSION

Ms. Alison White
Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
Registration Statement on Form N-14 (File No. 333-280799)
Prospector Capital Appreciation Fund (S000086387)
Prospector Opportunity Fund (S000086388)

Dear Ms. White and Mr. Burak,

The purpose of this letter is to respond to verbal comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on August 1, 2024, and August 2, 2024. The Staff’s comments were provided regarding Form N-14 filed on July 12, 2024. The Form N-14 was filed under the Securities Act of 1933, as amended for the purpose of reorganizing the Prospector Capital Appreciation Fund and the Prospector Opportunity Fund (each a “Target Fund”), a series of Prospector Funds, Inc. into the Prospector Capital Appreciation Fund and the Prospector Opportunity Fund, respectively, (each an “Acquiring Fund”), each a series of the Trust. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

1.Staff Comment: Please include hyperlinks for any documents that have been incorporated by reference in the N-14.

Response: The Trust responds by supplementally confirming that it has included hyperlinks to any documents incorporated by reference into the N-14.
2.Staff Comment: The Staff reminds the Registrant that since the Reorganization includes a change in auditor and audited financial statements for the fiscal year ended December 31, 2023, future filings of the Acquiring Funds will also need to include the consent of the prior auditor.

Response: The Trust responds by acknowledging that future filings for the Acquiring Funds will require the consent of the prior auditor.

3.Staff Comment: Under the section “Who Will Pay for the Reorganizations?” please clarify who will pay reorganization costs in the event the Reorganizations are not approved by Target Fund shareholders.

Response: The Trust responds by adding the following disclosure where applicable:

“In the event the Reorganizations are not approved by Target Funds’ shareholders, the Target Funds will bear the costs of the Reorganizations.”

4.Staff Comment: With respect to the Capitalization Table:
a.Since the Target Fund are paying for the costs of the Reorganization, the Staff expects that there will be an adjustment to the capitalization of each Target Fund to reflect the payment of the Reorganization costs by a Target Fund, reducing net assets. Please also include a footnote to each capitalization table explaining the adjustment.
b.Please confirm in correspondence there have been no significant changes to the capitalization of each fund since December 31, 2023.

Response: The Trust responds to Staff Comment 4.a. by revising the capitalization tables as follows:

Capital Appreciation Fund (unaudited)
	Target Fund	Adjustment	Acquiring Fund (pro forma)(1)
Prospector Capital Appreciation Fund
Shares Outstanding	1,606,228	0	1,606,228
Net Asset Value Per Share	$20.81	$(0.02)	$20.79
Net Assets	$33,427,795	$(30,176)(2)	$33,397,619
(1)Reflects the conversion of Target Capital Appreciation Fund Shares for Acquiring Capital Appreciation Fund Shares as a result of the Reorganization.
(2)Reflects the costs of the Reorganization paid for by the Target Capital Appreciation Fund.

Opportunity Fund (unaudited)
	Target Fund	Adjustment	Acquiring Fund (pro forma)(1)
Prospector Opportunity Fund
Shares Outstanding	9,024,639	0	9,024,639
Net Asset Value Per Share	$25.67	$(0.01)	$25.66
Net Assets	$231,689,286	$(119,866)(2)	$231,569,420
(1)Reflects the conversion of Target Opportunity Fund Shares for Acquiring Opportunity Fund Shares as a result of the Reorganization.
(2)Reflects the costs of the Reorganization paid for by the Target Opportunity Fund.

The Trust further responds to Staff Comment 4.b. by supplementally confirming the capitalization of each Target Fund as of the July 24, 2024 (the Record Date):

Prospector Capital Appreciation Fund: 1,845,782 shares outstanding
        Prospector Opportunity Fund: 9,226,707 shares outstanding

5.Staff Comment: In correspondence, please explain whether there are any differences between the valuation policies of the Target Funds and the Acquiring Funds that would cause the holdings of the Target Funds to receive a different valuation as holding of an Acquiring Fund.

Response: The Trust responds by supplementally confirming there are no differences between the valuation policies of the Target Funds and the Acquiring Funds that would cause the holdings of the Target Funds to receive a different valuation as holding of an Acquiring Fund.

6.Staff Comment: As applicable, please revise the disclosure to reflect any comments from the Staff on the preliminary prospectus and SAI for the Acquiring Funds filed on May 23, 2024, under Rule 485(a).

Response: The Trust responds by supplementally confirming that the comments received from the Staff on the prospectus and SAI filed on May 23, 2024, for the Acquiring Funds have been incorporated into the proxy statement/prospectus.

7.Staff Comment: Under the section “How Do the Funds’ Investment Objectives and Principal Investment Strategies Compare?” the disclosure indicates the principal investment strategies of each Target Fund and the principal investment strategies of each corresponding Acquiring Fund are substantially similar. The Staff notes that it is unclear why the disclosure does not state that the principal investment strategies are the same, or identify what, if any, differences there are. Please advise or revise.

Response: The Trust responds by revising the applicable disclosure to clarify that the principal investment strategies of each Target Fund and the principal investment strategies of each corresponding Acquiring Fund are the same.

8.Staff Comment: In the tables comparing the annual fund operating expenses of each Target Fund with the estimated (pro forma) expense ratio of the corresponding Acquiring Fund, the Staff notes each Acquiring Fund expects to see a decline in operating expenses should the Reorganizations occur. In correspondence, please explain how you arrived at that conclusion and determined that the conclusion was reasonable.

Response: The Trust responds by supplementally stating that estimated Other Expenses for each Acquiring Fund were based on the net assets of each Target Fund and the proposed fee schedule for the Acquiring Funds as series of the Trust. Additionally, as series of the Trust, the Acquiring Funds expect a reduction in Trust level expenses, relative to the Target Trust.

9.Staff Comment: Please disclose whether the Adviser is able to recoup amounts waived under each Target Fund’s expense limitation agreement from the corresponding Acquiring Fund subsequent to the mergers.

Response: Each Target Fund has an expense limitation agreement that permits the Adviser to recoup certain fees waived and expenses reimbursed by the Adviser. However, if the Reorganizations occur, the Adviser will not recoup any fees previously waived or expenses previously reimbursed pursuant to such agreement. Accordingly, the Trust has revised the disclosure relating to the recoupment of fees by the Adviser to the Target Fund to indicate that the Adviser will not recoup such fees. See revised disclosure in the response to Staff Comment 10.

10.Staff Comment: With respect to the discussion of recoupment provisions, the Staff notes its policy is that reimbursement is only permitted if it does not exceed the expense cap effective at the time the fee was waived or at the time of recoupment, whichever is lower. However, the disclosure related to the Target Funds’ expense cap is not clear. Please consider clarifying the disclosure, as appropriate to clarify that recoupment may be requested and paid by a Target Fund only if such recoupment will not cause a Target Fund to exceed the expense cap in place at the time of the waiver and/or at the time of recoupment.

Response: The Trust has clarified the disclosure regarding the expense cap for the Target Fund to indicate that reimbursement is only permitted if it does not cause expenses to exceed the expense cap effective at the time the fee was waived or at the time of recoupment, whichever is lower. The revised disclosure is substantially similar to the expense cap disclosure for the Acquiring Fund and reads as follows:

“Fees waived and expenses paid by Prospector may be recouped by Prospector for a period of three years following the day on which such fee waiver and/or expense payment was made, if such recoupment can be achieved without exceeding the expense cap in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. If the Reorganization occurs, the Adviser will not recoup any fees previously waived or expenses previously reimbursed under the [Target Capital Appreciation Fund/Target Opportunity Fund] expense limitation agreement.”

11.Staff Comment: Given each Target Fund’s recoupment provision could be exercised beyond three years from the date of the waiver, please confirm that each Target Fund has conducted an analysis under the Financial Accounting Standards Board’s Accounting Standards Codification Subtopic 450 (a “FAS5 analysis”) FAS5 analysis.

Response: As indicated in the response to Staff Comment 10, the Trust has clarified disclosure regarding the expense cap for the Target Fund, which indicates that the recoupment period for each Target Fund is not more than three years from the date of the specific waiver or reimbursement. Accordingly, the Target Funds have not conducted a FAS5 analysis. In addition, the Trust further notes that: (i) the Adviser has not previously recouped fee waivers or expense reimbursements from a Target Fund under the expense limitation agreement; and (ii) the expense limitation agreements (including the recoupment provisions) for the Target Funds will no longer be applicable after the Reorganizations.

12.Staff Comment: Under the section “How Do the Investment Advisory, Operating Expenses and Distribution Arrangements for the Funds Compare?”, please include the statement required by Item 10a2(iii) of Form N-1A.

Response: The Trust responds by adding the following disclosure:

“A description of the basis for the Target Funds’ Board approving the investment advisory agreement with Prospector is available in the Target Funds’ Annual Report for the fiscal year ended December 31, 2023. A description of the basis for the Acquiring Funds’ Board approving the investment advisory agreement with Prospector will be available in the Acquiring Funds’ Annual Report for the fiscal year ended December 31, 2024.”

13.Staff Comment: Under the section “How Do the Funds’ Sales Charges and Distribution Arrangements Compare?”, please include the statement required by Item 12(b)(ii) of Form N-1A.

Response: The Trust responds by adding the following disclosure:

“Because these fees are paid out of a Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

14.Staff Comment: The narrative disclosure under the comparison of principal risks states that the Funds may present their risks differently, but no differences are identified. Please advise or revise.

Response: The Trust responds by revising the disclosure as follows:

“~~Although the Funds may present their risks differently, there is significant overlap between~~ The principal risks of ~~the~~ each Acquiring Fund and the principal risks of ~~the~~ each corresponding Target Fund are the same because the principal investment strategies of the Funds are the same ~~substantially identical~~.”

15.Staff Comment: In the section “Target Fund Board Considerations in Approving the Reorganizations” please consider the following revisions:
a.Define the term MST in the first sentence.
b.Please explain why converting transfer agent or accounting records would pose a risk.
c.Clarify what is meant by “know-your-customer protections”.
d.Please define “Corporation”.

Response: The Trust responds by revising the applicable disclosure as follows:

“At the Special Meetings, the Board, at the recommendation of the Adviser, resolved to transition the Funds from a stand-alone, proprietary corporate structure to a Fund Services-sponsored multiple series trust (“MST”) composed of independent funds managed by unaffiliated investment advisers. The Adviser highlighted Prospector’s long relationship with Fund Services, noting that the Funds would not need to convert transfer agent or accounting records and would have the same client service team after the Transition, which generally posed a lower risk of operational error in relation to other MST sponsors. The Adviser noted the reputation of U.S. Bank and indicated that the Acquiring Entity offers a well-resourced infrastructure, which includes, in particular, expertise and support for compliance and regulatory matters, and sound cybersecurity, anti-money laundering and know-your-customer (client identity verification) protections, given its affiliation with a bank. The Adviser specifically indicated that the potential benefits of being on the Acquiring Entity platform include (i) the potential for economies of scale and lower expenses over time due to the larger asset size and potential for asset growth of the platform (compared to the platform of Prospector Funds, Inc. ~~the Corporation~~) and the ability for fixed costs to be allocated across a larger asset base; (ii) continuity in the services provided to the Funds from Fund Services as fund accountant, fund administrator and transfer agent, and U.S. Bank, N.A. as custodian; and (iii) access to professionals and other resources of the platform, including resources to navigate increasing industry complexity and regulatory changes.”

16.Staff Comment: Under the Summary of Agreement and Plan of Reorganization, please disclose “other possible courses of action” the Target Fund Board might take if a Target Fund does not receive shareholder approval of the Reorganization.

Response: The Trust responds by revising the disclosure as follows:

“Target Funds that do not receive shareholder approval of the Reorganization will continue to operate under its current structure, and the Target Funds Board will consider other possible courses of action, such as continuing to solicit proxy votes, considering other service provider arrangements or reorganization options, or possibly liquidating the Target Funds.”

17.Staff Comment: The Staff notes that the disclosure under “Quorum Requirement and Adjournment” states that the Target Funds do not expect to receive broker non-votes, but that broker non-votes will be counted for purpose of establishing quorum. Please advise or revise.

Response: The Trust responds by revising the disclosure as follows:

“Because each Proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). ~~Because the Proposals are non-discretionary, the Target Funds do not expect to receive broker non-votes.~~

Abstentions ~~and broker non-votes~~ will be counted for purposes of determining whether a quorum is present at the Meeting. Abstentions ~~and broker non-votes~~ will have the same effect as a vote “AGAINST” a Proposal because an absolute percentage of affirmative votes is required to approve a Proposal.

Broker non-votes are proxies from brokers or nominees that indicate that they have not received voting instructions from the beneficial owner or other person entitled to vote shares on a particular matter for which the brokers or nominees do not have discretionary authority to vote, such as the Proposals. Because the Proposals are non-discretionary, the Target Funds do not expect to receive broker non-votes.”

* * * * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 254-6444.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Adam W. Smith
Adam W. Smith
Interim Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.